Exhibit 99.1

International Game Technology plc Annual General Meeting

On 28 July 2015, International Game Technology plc held its annual general meeting of shareholders. At the annual general meeting, four matters were considered and acted upon. Each of the resolutions 1 — 4 were adopted. The number of votes cast for and against, as well as abstentions and broker non-votes, are set forth below.

Resolution 1: To receive the Company’s annual accounts for the financial year ended 31 December 2014, together with the directors’ report, strategic report and the auditors’ report on those accounts.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
350,114,135	102,171	392,618	0

Resolution 2: To reappoint PricewaterhouseCoopers LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
350,176,532	146,228	286,164	0

Resolution 3: To authorize the directors to fix the remuneration of the auditors.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
349,388,579	804,051	416,294	0

Resolution 4: To authorize the terms of share repurchase contracts which will be available for inspection by members of the Company, both (i) at the Company’s registered office for not less than 15 days ending with the date of the annual general meeting; and (ii) at the annual general meeting itself, relating to the purchase by the Company of ordinary shares up to the Repurchase Cap (as defined in article 67.3.3 of the Company’s articles of association), at a price up to the Maximum Repurchase Price (as defined in article 67.3.2), as may be approved pursuant to the terms of such share repurchase contracts, and to authorize the directors and officers of the Company to enter into and complete the share repurchase contracts with any of the counterparties listed in the annex to such share repurchase contracts.  The authority conferred by this resolution shall, unless varied, revoked or renewed prior to such time, expire five years after the date of the passing of this resolution.

FOR	AGAINST	ABSTENTIONS	BROKER NON-VOTES
309,970,570	40,080,304	558,050	0